AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2007

                                                REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 LANOPTICS LTD.
             (Exact name of Registrant as specified in its charter)

                   ISRAEL                             NOT APPLICABLE
      (State or other jurisdiction of                (I.R.S. Employer
       incorporation or organization)               Identification No.)

                                 LANOPTICS LTD.
                                1 HATAMAR STREET
                                   PO BOX 527
                              YOKNEAM 20692,ISRAEL
                             TEL: (972)(4) 959-6666
                             FAX: (972)(4) 959-4177
   (Address and telephone number of Registrant's principal executive offices)

                             ----------------------

                              PUGLISI & ASSOCIATES
                          850 LIBRARY AVENUE, SUITE 204
                                  P.O. BOX 885
                             NEWARK, DELAWARE 19715
                                 (302) 738-6680
            (Name, address and telephone number of agent for service)

                             ----------------------

COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR SERVICE, SHOULD BE SENT TO:

             AARON M. LAMPERT, ADV.           STEVEN J. GLUSBAND, ESQ.
            NASCHITZ, BRANDES & CO.         CARTER LEDYARD & MILBURN LLP
                 5 TUVAL STREET                     2 WALL STREET
             TEL-AVIV 67897, ISRAEL              NEW YORK, NY 10005
              TEL: 972 3-623-5000                 TEL: 212-238-8605
              FAX: 972 3-623-5005                 FAX: 212-732-3232

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [_]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [_]


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                         CALCULATION OF REGISTRATION FEE

                                                                         Proposed
                                                                         maximum
                                                                         aggregate       Proposed                Amount of
    Title of each class of securities                Amount to be        price per    maximum aggregate         registration
             to be registered                         registered         share (1)    offering price (1)            fee (1)
             ----------------                         ----------         ---------    ------------------        -----------
Ordinary shares, par value NIS 0.02 per share         2,500,000            $14.23        $35,575,000            $1,092.1525

     (1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and the low prices ($14.44 and $14.01, respectively) of the Registrant's ordinary shares as quoted on the NASDAQ Capital Market on June 26, 2007.

                                   ----------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED JULY 2, 2007

PROSPECTUS

                                 LANOPTICS LTD.

                            2,500,000 ORDINARY SHARES

     LanOptics Ltd. intends to sell from time to time up to 2,500,000 of its ordinary shares through CIBC World Markets Corp, on terms fixed at the time of sale. CIBC World Markets Corp is not required to sell any specific number or dollar amount of shares but has agreed to use its best efforts to sell the shares offered upon our request. We have agreed to pay CIBC World Markets Corp a commission of up to $0.03 per share for sales of our ordinary shares made by CIBC World Markets Corp in agency transactions. See "Plan of Distribution."

     The ordinary shares of LanOptics Ltd. are listed on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange under the symbol "LNOP." On June 28, 2007, the last reported sale price of an ordinary share of LanOptics Ltd. on the NASDAQ Capital Market, was $14.43.

INVESTING IN OUR ORDINARY SHARES INVOLVES RISKS. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                Prospectus dated

                                TABLE OF CONTENTS

NOTICE REGARDING FORWARD-LOOKING STATEMENTS                                    2
PROSPECTUS SUMMARY                                                             3
RISK FACTORS                                                                   4
CAPITALIZATION AND INDEBTEDNESS                                               12
USE OF PROCEEDS                                                               12
MARKET PRICE DATA                                                             12
PLAN OF DISTRIBUTION                                                          14
DESCRIPTION OF SHARE CAPITAL                                                  16
MATERIAL TAX CONSIDERATIONS                                                   18
EXPENSES ASSOCIATED WITH THE REGISTRATION                                     25
FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS                               25
EXPERTS                                                                       25
LEGAL MATTERS                                                                 25
MATERIAL CHANGES                                                              25
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF
   CERTAIN INFORMATION  BY REFERENCE                                          26
ENFORCEABILITY OF CIVIL LIABILITIES                                           27

     When you are deciding whether to purchase the ordinary shares being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. The ordinary shares are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

     In this prospectus, "we", "us", "our", the "Company" and "LanOptics" refer to LanOptics Ltd., an Israeli company, and our major subsidiary, EZchip Technologies Ltd.

     All references to "dollars" or "$" in this prospectus are to U.S. dollars, and all references to "shekels" or "NIS" are to New Israeli Shekels.

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

     Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption "Risk Factors" and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

                               PROSPECTUS SUMMARY

     YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION ABOUT US, THE ORDINARY SHARES THAT MAY BE SOLD FROM TIME TO TIME, AND OUR FINANCIAL STATEMENTS AND THE NOTES TO THEM, ALL OF WHICH APPEAR ELSEWHERE IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     We were incorporated in Israel in December 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate local area networks, or LANs, and wide area networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, EZchip Technologies Ltd., or EZchip, in which we currently have an approximately 78% ownership interest.

     Our registered offices and our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, and our telephone number is 972-4-959-6666. Our address on the Internet is www.lanoptics.com. The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus.

                                  THE OFFERING

Ordinary shares offered                                 2,500,000 shares

NASDAQ Capital Market symbol                            "LNOP"

Use of proceeds                                         We intend to use the net proceeds from the sale of the ordinary shares in this  offering for general corporate purposes and to increase our ownership interest in EZchip, including through the purchase of EZchip ordinary shares issued upon exercise of employee stock options of such company.

Ordinary shares outstanding before the offering         15,812,245 shares

Ordinary shares outstanding after the offering          18,312,245 shares

Risk factors                                            For a discussion of the risks related to our business, the offering and our ordinary shares, and our location in Israel, see "Risk Factors" beginning on page 4 of this prospectus.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE INVESTING IN OUR ORDINARY SHARES. OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED DUE TO ANY OF THE FOLLOWING RISKS. IN THAT CASE, THE VALUE OF OUR ORDINARY SHARES COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR BUSINESS

WE HAVE HAD A LIMITED OPERATING HISTORY IN THE NETWORK PROCESSOR INDUSTRY AND OUR FUTURE FINANCIAL RESULTS ARE DIFFICULT TO PREDICT.

     Our future success will be subject to the risks we will encounter in the network processor industry. We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total network product sales through March 31, 2007 of approximately $25.2 million. We have also incurred operating losses in each of the five last fiscal years. Our limited operating history makes it difficult to evaluate the prospects of our business. Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control. Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven. As an early stage company in the developing network processor industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

     o    expand and enhance our product offerings;

     o    increase our revenues;

     o    diversify our sources of revenue;

     o    respond to technological changes; and

     o    respond to competitive market conditions.

     If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

WE ARE DEPENDENT ON THE NETWORKING EQUIPMENT MARKET FOR OUR GROWTH, AND IF IT DOES NOT GROW, THEN WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS.

     Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies. The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share. We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the market's acceptance of packet-based converged telecom networks, in particular carrier Ethernet networks, as well as 10 Gigabit Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, the development rate of these technologies may be slower than we anticipate. If the use of networking equipment does not grow as we anticipate, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

MANY OF OUR COMPETITORS AND POTENTIAL COMPETITORS ARE MUCH LARGER THAN US, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY WE COULD LOSE OUR MARKET SHARE AND REVENUES.

     The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change. We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and result in loss of market share, any one of which could significantly reduce our future revenue and increase our losses. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do. In addition, we face competition from current and prospective customers who may choose to develop their own network processors.

     Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers and prospective customers may have competitive reasons to prefer our competitors. As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target markets that could outweigh our technological advantage.

OUR PRODUCTS MAY HAVE DEFECTS, WHICH COULD DAMAGE OUR REPUTATION, DECREASE MARKET ACCEPTANCE OF OUR PRODUCTS, CAUSE US TO LOSE CUSTOMERS AND REVENUE, INCREASE PRODUCTION COSTS AND RESULT IN LIABILITY.

     Highly complex products such as network processors may contain hardware or software defects or bugs. Often, these defects and bugs are not detected until after the products have been shipped. If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital and other resources to correct these problems. If any of these problems are not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to the problems, such as software patches, we could also incur product recall, repair or replacement costs. These problems might also result in claims against us by our customers or others. In addition, these problems might divert technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. This is particularly significant as we are relatively a new entrant to a market dominated by large, well-established companies.

WE MAY HAVE TO REDESIGN OUR PRODUCTS TO MEET RAPIDLY EVOLVING INDUSTRY STANDARDS AND CUSTOMER SPECIFICATIONS, WHICH COULD DELAY OUR PRODUCTION AND INCREASE OUR OPERATING COSTS.

     We operate in a market characterized by rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers' industry.

     Our target customers, network equipment manufacturers, are likely to have varying requirements and may delay or alter their design demands during this standard-setting process. In response, we may have to redesign our products to suit these changing demands, which would likely delay the production of our future products and increase operating costs.

BECAUSE OUR PRODUCTS HAVE LENGTHY DESIGN AND DEVELOPMENT CYCLES, WE COULD EXPERIENCE DELAYS IN GENERATING REVENUES OR CANCELLATION OF CUSTOMER CONTRACTS.

     We may never generate significant revenues from our newly developed products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations. A delay or cancellation of a customer's plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of our equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell their equipment incorporating our network processors, or that such efforts by our customers will be successful.

THE LOSS OF PERSONNEL COULD AFFECT OUR ABILITY TO DESIGN AND MARKET OUR
PRODUCTS.

     To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense. We, along with our competitors, customers and other companies in the communications industry, face intense competition for those employees from competitors and from an increasing number of emerging startup companies with potentially lucrative employee ownership arrangements. Recruiting, hiring and retaining key personnel can also result in significant monetary costs.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR TECHNOLOGY OR OTHER INTELLECTUAL PROPERTY THROUGH PATENTS, COPYRIGHTS, TRADE SECRETS, TRADEMARKS AND OTHER MEASURES, OUR COMPETITORS COULD USE OUR PROPRIETARY INFORMATION AND WE COULD LOSE OUR COMPETITIVE ADVANTAGE.

     To compete effectively, we must protect our proprietary information. We rely on and intend to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. Our failure to adequately protect our technology or other intellectual property from use by our competitors could jeopardize our competitive advantage, and result in a loss of customers. We have a number of issued patents, however, the patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

OUR PRODUCTS EMPLOY TECHNOLOGIES THAT MAY INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES, WHICH MAY EXPOSE US TO LITIGATION AND PREVENT US FROM SELLING OUR PRODUCTS.

     Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry. This often results in expensive and lengthy litigation. We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonably satisfactory terms.

BECAUSE THE PROCESSES USED TO MANUFACTURE OUR PRODUCTS ARE COMPLEX, CUSTOMIZED TO OUR SPECIFICATIONS AND CAN ONLY BE PERFORMED BY A LIMITED NUMBER OF MANUFACTURING FACILITIES, WE MAY EXPERIENCE DELAYS IN PRODUCTION AND INCREASED COSTS.

     The manufacture of processors is a highly complex and technically demanding process. Defects in design or problems associated with transitions to newer manufacturing processes or new manufacturers can result in unacceptable manufacturing yields and performance. These problems are frequently difficult to detect in the early stages of the production process and can be time-consuming and expensive to correct once detected. As a result, defects, performance problems with our products or poor manufacturing yields could adversely affect our business and operating results.

IF THIRD-PARTY MANUFACTURERS AND OTHER SUPPLIERS TERMINATE OUR ARRANGEMENT WITH THEM, OR AMEND THEM IN A MANNER DETRIMENTAL TO US, WE MAY EXPERIENCE DELAYS IN PRODUCTION AND OUR BUSINESS MAYBE ADVERSELY AFFECTED.

     The fabrication of our network processors is outsourced to third-party manufacturers and subcontractors. There are significant risks associated with our reliance on third-party manufacturers. Most significantly, if our manufacturing suppliers are unable or unwilling to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for our products. Our manufacturers may experience unanticipated events that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all. Historically, there have been periods in which there has been a worldwide shortage of manufacturer capacity for the production of high-performance processors such as ours. Introducing new products or transferring existing products to a new third party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays. In addition, the costs associated with manufacturing our products may increase if we are required to use a new third party manufacturer. If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

     Due to business considerations, we have entered into an agreement with a sole supplier for the manufacture of each existing model of our network processors, and we expect to use a sole supplier for our next generation of network processors as well. Our NP-1 and NP-1c network processors are manufactured by IBM. Our NP-2 network processor is manufactured by Taiwan Semiconductor Manufacturing Co., or TSMC, for a third party that coordinates and assumes responsibility for various aspects of the manufacturing process and also arranges for the manufacture. IBM, TSMC or any future sole supplier may reduce or delay shipment if its ability to manufacture network processors is constrained. If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed. In addition, if the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

     These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE. IF INTERNALLY GENERATED FUNDS ARE INSUFFICIENT AND WE ARE UNABLE TO PROCURE FUNDING ON FAVORABLE TERMS, WE WOULD NOT BE ABLE TO DEVELOP AND EXPAND OUR BUSINESS, WHICH COULD NEGATIVELY AFFECT OUR REVENUES.

     We expect that significant funding will be required in order to continue to develop our products and to expand our business. Given the state of development of our products and the present economic environment, we believe that we have sufficient funding resources to finance our operations through the end of 2008. The capital markets have experienced severe downturns over the last couple of years, especially relating to technology companies, and access to capital has at times been both difficult and expensive.

     We have incurred operating losses in each of the five last fiscal years and we may not be able to achieve or sustain profitable operations in the future. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

RISKS RELATING TO THE OFFERING AND OUR ORDINARY SHARES

YOUR OWNERSHIP INTEREST IN LANOPTICS MAY BE DILUTED AS A RESULT OF ANTICIPATED FURTHER EXCHANGES OF OUR SHARES FOR EZCHIP SHARES OR AS A RESULT OF ADDITIONAL FINANCINGS.

     We currently own approximately 78% of EZchip. We intend to continue to exchange our shares from time to time for EZchip shares in order to increase our ownership interest in EZchip. We will attempt to effect all such exchanges at an exchange ratio that reflects the relative values of LanOptics and EZchip. If we are required to issue more LanOptics shares than the number that reflects our value relative to the value of EZchip, the ownership interests of LanOptics existing shareholders will be diluted. In addition, we may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. Any such financing may dilute the relative holdings of current LanOptics shareholders.

THE LIQUIDATION PREFERENCE OF THE PREFERRED SHAREHOLDERS OF EZCHIP MAY LIMIT LANOPTICS' RETURN IN THE EVENT OF A SALE OF EZCHIP.

     We hold both ordinary shares and various classes of preferred shares in EZchip. The other shareholders of EZchip hold only preferred shares, which provide the holders with preferences upon liquidation. If EZchip were to be sold, the transaction would likely be deemed a liquidation event that would entitle the preferred shareholders to their liquidation preference before any distribution to the holders of ordinary shares. This may result in those shareholders receiving a higher percentage in liquidation than their actual ownership percentage. Any voluntary liquidation event would require the approval of our board of directors.

OUR SHARE PRICE HAS BEEN HIGHLY VOLATILE AND MAY CONTINUE TO BE VOLATILE AND DECLINE.

     The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

FUTURE SALES OF OUR ORDINARY SHARES AND THE FUTURE EXERCISE OF OUR OPTIONS AND WARRANTS MAY RESULT IN SUBSTANTIAL DILUTION AND MAY CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DECLINE.

     Future sales of our ordinary shares and the future exercise of our options and warrants may result in substantial dilution. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

WE HAVE NEVER PAID CASH DIVIDENDS AND HAVE NO INTENTION TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain earnings, if any, for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment.

OUR ORDINARY SHARES ARE TRADED ON MORE THAN ONE MARKET AND THIS MAY RESULT IN PRICE VARIATIONS.

     Our ordinary shares are traded primarily on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and new Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

WE MAY FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

RISKS RELATING TO OUR LOCATION IN ISRAEL

POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY DISRUPT OUR OPERATIONS AND NEGATIVELY AFFECT OUR SALES.

     We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel's northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

     Additionally, some of our key employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service. Any disruption in our operations would harm our business.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND FOREIGN CURRENCIES MAY AFFECT OUR OPERATING RESULTS.

     A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price.

CHANGES TO TAX LAWS MAY RESULT IN OUR RECEIVING FEWER BENEFITS THAN WE HOPE TO RECEIVE.

     Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. For these programs to be eligible for tax benefits, we must meet certain conditions, relating principally to adherence to the approved programs and to periodic reporting obligations. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

     Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend.

     On April 1, 2005 an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

     As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of March 31, 2007, we did not generate income under the provision of the new law.

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES LIMIT OUR ABILITY TO TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED TOGETHER WITH INTEREST AND PENALTIES, AND MAY BE SUBJECT TO CRIMINAL CHARGES.

     Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. In recent years, the Government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person who transferred OCS-funded technology may be subject to criminal charges and up to three years in prison.

     Technology developed by OCS funding may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer, for the purpose of OCS rules, means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology and does not include the worldwide sale of products that are based on technology developed with OCS funding. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets, and the restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US OR OUR OFFICERS AND DIRECTORS, TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS.

     We are organized under the laws of the State of Israel. Substantially all of our executive officers and directors and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States. Furthermore, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.

THE RIGHTS AND RESPONSIBILITIES OF OUR SHAREHOLDERS ARE GOVERNED BY ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW.

     We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

     Some of the provisions of Israeli law could:

     o    discourage potential acquisition proposals;

     o    delay or prevent a change in control; and

     o limit the price that investors might be willing to pay in the future for our ordinary shares.

     Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares.

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ CAPITAL MARKET, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

     As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders' meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

                         CAPITALIZATION AND INDEBTEDNESS

     The table below sets forth the capitalization of our company as of March 31, 2007, and as adjusted to give effect to the issuance of 2,500,000 ordinary shares in this offering at an assumed offering price of $14.43 per share, which is the market price of the ordinary shares on June 28, 2007, and the initial application of our net proceeds from the offering to cash and cash equivalents.

                                                        As of March 31, 2007
                                                      ------------------------
                                                      Actual       As Adjusted
                                                      ------       -----------
                                                     (U.S. dollars in thousands)

Cash, cash equivalents and marketable securities       16,330         52,360
Short-term debt                                             0              0
Long-term loan                                          3,398          3,398
Preferred shares in a subsidiary                       23,770         23,770
     Total shareholders' equity                        31,141         67,171
     Total liabilities and shareholders' equity        65,726        101,756

                                 USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $36.03 million from the sale by us of 2,500,000 ordinary shares in this offering based on an assumed offering price of $14.43 per ordinary share, which is the market price of the ordinary shares on June 28, 2007.

     We intend to use the net proceeds from the sale of the ordinary shares in this offering for general corporate purposes and to increase our ownership interest in EZchip, including through the purchase of EZchip ordinary shares issued upon exercise of employee stock options of such company.

                                MARKET PRICE DATA

     Our ordinary shares are quoted on the NASDAQ Capital Market (prior to April 14, 2003, our ordinary shares were traded on the NASDAQ National Market) and on the Tel Aviv Stock Exchange under the symbol "LNOP." On June 28, 2007, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $14.43 and the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 60.53.

     Set forth below for each of the periods indicated are the range of high and low NASDAQ sales prices for our ordinary shares as reported by NASDAQ, and the high and low sales prices (in U.S. dollars) on the Tel-Aviv Stock Exchange. Share prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels
(NIS); the share prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

QUARTERLY SHARE PRICE INFORMATION

     The following table sets forth, for each of the full financial quarters for the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange:

                                                 NASDAQ               TEL AVIV STOCK EXCHANGE
                                          -------------------           --------------------
                                          HIGH            LOW           HIGH             LOW
                                          ----            ---           ----             ---
                                                           (U.S. dollars)
2005
First quarter                             14.90           6.62          14.41           7.60
Second quarter                             9.49           6.60           9.37           6.86
Third quarter                              8.69           6.04           8.41           6.94
Fourth quarter                             7.34           4.56           7.05           4.93

2006
First quarter                              9.59           5.02           9.16           5.25
Second quarter                            10.84           8.21          10.88           8.55
Third quarter                             10.09           6.65          10.07           7.63
Fourth quarter                            15.24           9.70          15.26           9.85

2007
First quarter                             15.57          11.20          15.11          11.43
Second quarter (through June 28)          16.99          12.74          16.69          13.05

MONTHLY SHARE PRICE INFORMATION

     The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel Aviv Stock Exchange:

                                         NASDAQ            TEL AVIV STOCK EXCHANGE
                                    ----------------         -----------------
                                    HIGH         LOW         HIGH          LOW
                                    ----         ---         ----          ---
                                                  (U.S. dollars)
January 2007                       14.39        11.70        14.26        12.09
February 2007                      14.28        11.40        14.44        11.77
March 2007                         15.57        11.20        15.11        11.43
April 2007                         14.33        12.74        14.45        13.25
May 2007                           16.99        12.95        16.69        13.05
June 2007 (through June 28)        15.98        13.83        16.10        14.04

                              PLAN OF DISTRIBUTION

     We may sell the ordinary shares offered by us under this prospectus from time to time through CIBC World Markets Corp by means of

     o ordinary brokers' transactions and transactions in which the broker dealer solicits purchases,

     o block transactions (which may involve crosses) in accordance with the rules of any exchange on which the ordinary shares may be admitted to trading (an "Exchange" or the "Exchanges"), in which CIBC World Markets Corp may attempt to sell class ordinary shares as agent but may purchase and resell all or a portion of the block as principal,

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

     o "fixed price offerings" off the floors of the Exchanges, or "exchange distributions" and "special offerings" of ordinary shares under the rules of the Exchanges,

     o    privately negotiated transactions,

     o    short sales,

     o sales by broker-dealers of a specified number of ordinary shares at a stipulated price per share,

     o    firm commitment or best efforts underwritten offerings,

     o a combination of any such methods of sale, in each case on the Exchanges, in the over-the-counter market, through negotiated transactions or otherwise, or

     o    any other method permitted pursuant to applicable law,

at market prices prevailing at the time of the sale or at prices otherwise negotiated or fixed.

     Before we sell any of the ordinary shares, we will enter into a sales or similar agreement with CIBC World Markets Corp. Such agreement will set forth the terms under which we may sell ordinary shares to or through CIBC World Markets Corp acting as agent or principal. In connection with those sales, CIBC World Markets Corp may pay or allow distributors' or sellers' commissions, which will not exceed those customary for the types of transactions involved. We have agreed to pay CIBC World Markets Corp a commission of up to $0.03 per share for each agency transaction effected by CIBC World Markets Corp. If CIBC World Markets Corp purchases ordinary shares as principal, it may resell such shares by any method of sale described above. In such case, it may receive compensation in the form of discounts, concessions, or commissions from us and/or the purchasers of the ordinary shares to whom it may sell as principal.

     If CIBC World Markets Corp conducts ordinary brokers' transactions, it is not required to sell any specific number or dollar amount of shares, but has agreed to use its best efforts to sell any or all of the shares offered by this prospectus upon our request.

     If CIBC World Markets Corp should conduct a "fixed price offering" of ordinary shares off the floors of the Exchanges, it would purchase, as principal, a block of shares from us and would form a group of selected dealers to participate in the resale of the shares. Any such offering, or any underwritten offering, "special offering" or "exchange distribution" by CIBC World Markets Corp, would be described in a supplement to this prospectus setting forth the terms of the offering and the number of shares being offered.

     CIBC World Markets Corp and any other participating broker or dealer will be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933 if they act as principals in connection with the sale of the ordinary shares offered by this prospectus, and they may be deemed to be underwriters if they act as agents in that connection. The compensation of CIBC World Markets Corp and any other broker or dealer may be considered as underwriting commissions or discounts.

     We will pay all of the expenses of the offering, which we estimate will be approximately $45,000.

     CIBC World Markets Corp has provided us from time to time with administration services in connection with our option plans, for which they have received customary fess and expenses, and they may continue to do so in the future from time to time.

                          DESCRIPTION OF SHARE CAPITAL

SHARE CAPITAL

     Our authorized share capital consists of 30,000,000 ordinary shares, par value NIS 0.02 per share. Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding ordinary shares are validly issued and fully paid. The rights of our ordinary shares may be cancelled, added to, restricted, amended or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders' meeting.

TRANSFER OF SHARES AND NOTICES

     Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument. Under Israeli law and our articles of association, each shareholder of record is entitled to receive at least 21 days' prior notice of any shareholders' meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date, which shall be not more than forty nor less than four days prior to the date of the meeting.

DIVIDEND AND LIQUIDATION RIGHTS

     We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel's securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have not voting rights. Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's articles of association require otherwise. Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders, but the payment of a final dividend requires shareholder approval.

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

     We must hold our annual general meeting of shareholders each year no later than fifteen months from the last annual meeting, at a time and place determined by the board of directors. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. A special meeting may be convened by request of two directors, one quarter of the directors in office, or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request.

     The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold at least 50% of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

VOTING RIGHTS

     Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, except the outside directors whose election requires a special majority.

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     Our articles of association provide that most decisions may be made by a simple majority, although certain resolutions, referred to as special resolutions (for example, changes to the articles of association) require approval of at least 75% of the shares present and voting on the matter.

LIMITATIONS ON THE RIGHTS TO OWN SECURITIES

     The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

ANTI-TAKEOVER PROVISIONS UNDER ISRAELI LAW

     The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 25% of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with 45% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

     o there is a limitation on acquisition of any level of control of the company; or

     o the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

     The Israeli Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company's board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

     Finally, in general, Israeli tax law treats stock-for-stock acquisitions less favorably than does U.S. tax law. Israeli tax law has been amended to provide for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company. Nevertheless, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid.

                           MATERIAL TAX CONSIDERATIONS

ISRAELI TAX CONSIDERATIONS

     The following is a summary of the principal Israeli tax laws applicable to us, of the Israeli Government programs from which we benefit, and of Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

     YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE ISRAELI AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-ISRAELI, STATE OR LOCAL TAXES.

GENERAL CORPORATE TAX STRUCTURE IN ISRAEL

     Israeli companies were generally subject to corporate tax at the rate of 31% of their taxable income in 2006. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 29% in 2007, 27% in 2008, and 26% in 2009.

     As discussed below, however, the rate is effectively reduced for income derived from an Approved Enterprise and Privileged Enterprise.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     EZchip's facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise and Privileged Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

     On April 1, 2005 an amendment to the Investment Law came into effect, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

     Under the Approved/Privileged Enterprise programs, a company is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track). Under the alternative package, a company's undistributed income derived from an Approved/Privileged Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved/Privileged Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved/Privileged Enterprise.

     If a company distributes dividends from tax-exempt Approved/Privileged Enterprise income, the company will be taxed on the otherwise exempt income at the same corporate tax rate that applies to it.

     Currently, EZchip has one Approved Enterprise program under the alternative track of the Investment Law. EZchip has derived, and expects to continue to derive, a substantial portion of its operating income from its Approved Enterprise facilities. In addition, EZchip recently applied to the tax authorities to qualify for benefits as a Privileged Enterprise under the Investment Law, as amended, with 2006 as the election year for the program. EZchip is therefore eligible for a tax exemption for a period of ten years on undistributed Approved Enterprise income. We and EZchip intend to continue to elect our investments in productive assets as Privileged Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

     The benefits available to an Approved/Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If EZchip does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that EZchip's Approved Enterprise program currently operates in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

     As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of March 31, 2007, we had not generated any income under the provisions of the new law.

LAW FOR ENCOURAGEMENT OF RESEARCH AND DEVELOPMENT IN THE INDUSTRY, 1984

     Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law. Through March 31, 2007, we had applied and received approval for grants totaling $2.0 million from the OCS. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate. The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

     The government of Israel does not own proprietary rights in knowledge developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the OCS's consent to transfer the know-how to a third party, whether in or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants.

     The R&D Law provides that the consent of the OCS for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the R&D Law as follows:

     o the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights;

     o the grant recipient receives know-how from a third party in exchange for its OCS funded know-how; or

     o such transfer of OCS funded know-how arises in connection with certain types of cooperation in research and development activities.

     As of March 31, 2007, we had an outstanding contingent obligation to pay royalties in the amount of approximately $2.0 million.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law). The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

     The following are the principal corporate tax benefits that are available to Industrial Companies:

     o amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes,

     o    accelerated depreciation rates on equipment and buildings,

     o under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies, and

     o expenses related to a public offering are deductible in equal amounts over three years.

     Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

     We measure our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Our results for tax purposes are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index.

TAXATION OF NON-ISRAELI SHAREHOLDERS ON RECEIPT OF DIVIDENDS

     Under Israeli tax law, a distribution of dividends from income attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed "a non-substantial shareholder" are subject to tax at the rate of 20%.

     Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises).

CAPITAL GAINS TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

FOREIGN EXCHANGE REGULATIONS

     Dividends, if any, paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency. If these amounts are paid in Israeli currency, they may be converted into freely repatriable U.S. dollar at the rate of exchange prevailing at the time of conversion. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary sets forth the material U.S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of ordinary shares ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) a valid election is in effect under applicable Treasury regulations to be treated as a U.S. person. This discussion is based on the provisions of the U.
S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change either prospectively or retroactively. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax),
(b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of the LanOptics' outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U. S. tax law.

     If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

     THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF A U.S. SHAREHOLDER'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH U.S. SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

DISTRIBUTIONS PAID ON THE ORDINARY SHARES

     Subject to the discussion of the passive foreign investment company rules below, a U.S. Shareholder generally will be required to include in gross income as dividend income, the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the LanOptics' current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. Shareholder's tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of NIS.

     Subject to certain conditions and complex limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder's U.S. federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source "passive category income" or, in the case of certain U.S. Shareholders "general category income" for the purpose of computing a U.S. Shareholder's foreign tax credit limitations for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

     Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) LanOptics is entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that LanOptics is entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

SALE, EXCHANGE OR OTHER DISPOSITION OF THE ORDINARY SHARES

     Subject to the discussion of the passive foreign investment company rules below, the sale, exchange or other disposition of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares (determined in U.S. dollars). Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Under the Treaty, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the Treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

     In the case of a cash basis U.S. Shareholder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Shareholder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

     An accrual basis U.S. shareholder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Shareholder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Shareholder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Shareholder on the sale or disposition of such ordinary shares.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     For U.S. federal income tax purposes, a foreign corporation will be classified as a passive foreign investment company, or a PFIC, if, for any taxable year, either (i) 75% or more of its gross income in the taxable year is passive income, or (ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income.

     Although not free from doubt, based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurance that we will not in fact be considered to be a PFIC for our current taxable year or any other subsequent year because (i) the determination of whether or not we are a PFIC will be based on the composition of our income and assets and can be definitively made only after the end of each taxable year,
(ii) the value of our stock has been volatile historically, (iii) we own substantial amount of assets such as cash and marketable securities which are considered a passive asset for purposes of the PFIC rules and (iv) the legal and financial analysis to determine whether a company is a PFIC is not entirely clear. Therefore, there is no assurance that our belief regarding PFIC status will not be challenged by the U.S. Internal Revenue Service, or the IRS, or that a court will not sustain such challenge.

     If we were a PFIC for any taxable year during a U.S. Shareholder's holding period, dividends would not qualify for the reduced maximum tax rate, discussed above, and, if the U.S. Shareholder did not timely elect to treat the Company as a "qualified electing fund" under Section 1295 of the Code or elect to "mark to market" the ordinary shares (each as discussed below), the U.S. Shareholder would be subject to special tax rules on the receipt of an "excess distribution" on the ordinary shares (generally, a distribution to the extent it exceeds 125% of the average annual distributions in the prior three years) and on gain from the disposition of the ordinary shares. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Shareholder's holding period in the ordinary shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to amounts allocated to years prior to the year of the disposition or "excess distribution" would not be offset by any net operating losses. Additionally, if we are deemed to be a PFIC, a U.S. Shareholder who acquires our ordinary shares from a decedent generally will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death, and instead will have a tax basis equal to the decedent's tax basis if lower than fair market value.

     U.S. Shareholders may avoid taxation under the rules described above by making (i) a "qualified electing fund" election for the first taxable year in which we are a PFIC to include such U.S. Shareholder's share of our ordinary earnings and net capital gain on a current basis or (ii) a "deemed sale" election in a subsequent year, along with a qualified electing fund election, if we are still classified as a PFIC. A qualified electing fund election remains in effect until revoked by the IRS. You will not be able to make a qualified electing fund election unless we comply with certain applicable information reporting requirements.

     U.S. Shareholders holding "marketable stock" (which we consider our ordinary shares to be) in a PFIC may make an election to "mark-to-market" the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder's adjusted basis in such stock. The U.S. Shareholder will generally be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder's adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. Gain or loss from the disposition of ordinary shares (as to which a "mark-to-market" election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

     If a U.S. Shareholder makes one of these two elections, distributions and gain generally will not be recognized ratably over the U.S. Shareholder's holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above generally will not apply. A U.S. Shareholder making one of these two elections may experience current income recognition, even if no cash is distributed by us.

     We will notify U.S. Shareholders in the event that we conclude that we will be treated as a PFIC for any taxable year.

     BOTH ELECTIONS ARE SUBJECT TO A NUMBER OF SPECIFIC RULES AND REQUIREMENTS, AND U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THESE ELECTIONS IF WE BECOME A PFIC.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under certain circumstances, U.S information reporting and/or backup withholding of U.S. federal income tax (currently at the rate of 28%) on dividends received on, and the proceeds of the dispositions of, the ordinary shares may apply to U.S. Shareholders. A backup withholding tax may apply to such payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding tax will be allowed as a refund or credit against the U.S. Shareholder's U.S. federal income tax liability, provided that certain required information is furnished to the IRS.

                    EXPENSES ASSOCIATED WITH THE REGISTRATION

     The expenses of the issuance and distribution of the shares being registered hereby, other than selling discounts and commissions, are estimated as follows:

SEC registration fee                                  $ 1,093
EDGARization and photocopying fees                      2,000
Legal fees and expenses                                25,000
Accounting fees and expenses                           10,000
Transfer agent and registrar fees and expenses          2,000
Miscellaneous expenses                                  4,907
         Total Expenses                               $45,000

                 FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

     Non-residents of Israel who purchase our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

     Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998. Since January 1, 2003, all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions). Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

     The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

                                     EXPERTS

     Our consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years ended December 31, 2006 included in our Annual Report on Form 20-F for the year ended December 31, 2006, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon and incorporated herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the ordinary shares offered hereunder will be passed upon for us by Naschitz, Brandes & Co., Tel-Aviv, Israel, our Israeli counsel.

                                MATERIAL CHANGES

     Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2006.

              WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF
                        CERTAIN INFORMATION BY REFERENCE

     We file annual and special reports and other information with the SEC (Commission File Number 0-20860). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC's public reference room at 100 F Street, N.E, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

     o Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006;

     o Our Reports on Form 6-K submitted to the SEC on May 15, 2007 and May 30, 2007; and

     o The description of our ordinary shares contained in Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on November 18, 1992.

     In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

     Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

     We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to LanOptics Ltd., 1 Hatamar Street, PO Box 527, Yokneam 20692, Israel, Attn:
Dror Israel, Chief Financial Officer, telephone number +972-4-959-6666. You may also obtain information about us by visiting our website at www.lanoptics.com. Information contained in our website is not part of this prospectus.

     We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or Exchange Act. As a result, (i) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (ii) transactions in our equity securities by our officers, directors and principal shareholders are exempt from Section 16 of the Exchange Act, and (iii) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC's website. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC's website at http://www.sec.gov.

     We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

     We make available to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm. For periods beginning on or after January 1, 2004, we prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States. For periods prior to January 1, 2004, we prepared our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in Israel.

     In addition, since we are also listed on the Tel Aviv Stock Exchange, or TASE, we submit copies of all our filings with the SEC to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the TASE internet messaging system (www.maya.tase.co.il) and, in addition, with respect to filings effected as of February 17, 2004 through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

                       ENFORCEABILITY OF CIVIL LIABILITIES

     Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

     We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

     o the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

     o    the judgment is no longer appealable,

     o the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

     o    the judgment is executory in the state in which it was given.

     Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

     An Israeli court also will not declare a foreign judgment enforceable if:

     o    the judgment was obtained by fraud,

     o    there was no due process,

     o the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,

     o the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or

     o at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

     We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

     If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. Judgment creditors must bear the risk of unfavorable exchange rates.

                                 LANOPTICS LTD.

                            2,500,000 ORDINARY SHARES

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                                   PROSPECTUS

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You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

EXCULPATION OF OFFICE HOLDERS

     The Israeli Companies Law, 5759 1999, or the `Israeli Companies Law', provides that a company may, if permitted by its articles of association, exculpate an office holder from a breach of duty of care in advance of that breach. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company's shares by the company or other entities controlled by the company.

INDEMNIFICATION OF OFFICE HOLDERS

     Under the Israeli Companies Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company's office holder:

     o monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

     o reasonable legal costs, including attorneys' fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent; and

     o reasonable legal costs, including attorneys' fees, expended by the office holder or for which the office holder is charged by a court:

          o in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

          o in a criminal action from which the office holder is acquitted, or

          o in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

     A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than legal costs, must be limited to foreseeable events in light of the company's actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

INSURANCE OF OFFICE HOLDERS

     Under the Israeli Companies Law, a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

     Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

     Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

     The term "office holder" of a company includes any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or other executive officer who reports directly to the general manager or chief executive officer of a company.

     Our Articles of Association allow us to insure and indemnify our office holders to the fullest extent permitted by law, provided such insurance or indemnification is approved as required by law. We acquired directors' and officers' liability insurance covering our officers and directors and the officers and directors of our subsidiaries for certain claims. In addition, we have entered into agreements with our office holders to indemnify them against certain types of claims, up to a limited amount and subject to certain other limitations. These agreements have been ratified by our audit committee, board of directors and shareholders.

ITEM 9. EXHIBITS

EXHIBIT NO.   DESCRIPTION OF EXHIBIT

4.1           Memorandum of Association of the Registrant(1)

4.2           Articles of Association of the Registrant(2)

4.3           Specimen of Ordinary Share Certificate(3)

5.1           Opinion of Naschitz, Brandes & Co.

23.1          Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &
              Young Global

23.2          Consent of Naschitz, Brandes & Co. (contained in Exhibit 5.1)

24.1 Power of Attorney (included in the signature page to the Registration Statement)

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(1) Filed as Exhibit 3.1 to the registrant's Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.

(2) Filed as Exhibit 3.2 to Amendment No. 1 of the registrant's Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.

(3) Filed as Exhibit 4.3 to Amendment No. 3 of the registrant's Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.

ITEM 10. UNDERTAKINGS

The undersigned Registrant hereby undertakes as follows:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement.

     Provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the Registration Statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     (5) (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2),
(b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

     (6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the provisions described in Item 8 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it complies with all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Yokneam, Israel, on June 29, 2007.

                                            By: /s/ Eli Fruchter
                                            --------------------
                                            Eli Fruchter
                                            Chairman of the Board of Directors
                                            and Principal Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, each director and officer whose signature appears below constitutes and appoints, Eli Fruchter and Dror Israel, or either of these, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this registration statement on Form F-3 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned may or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities indicated on June 29, 2007.

SIGNATURE                         TITLE

/s/ Eli Fruchter                  Chairman of the Board of Directors (Principal
-------------------               Executive Officer)
Eli Fruchter

/s/ Dror Israel                   Chief Financial Officer (Principal Accounting
-------------------               and Financial Officer)
Dror Israel

/s/ Ran Giladi                    Director
-------------------
Dr. Ran Giladi

/s/ Karen Sarid                   Director
-------------------
Karen Sarid

/s/ Shai Saul                     Director
-------------------
Shai Saul

/s/ David Schlachet               Director
-------------------
David Schlachet

Puglisi & Associates              Authorized Representative in the United States

By: /s/ Donald J. Puglisi
-------------------------
Name:  Donald J. Puglisi
Title:  Managing Director